Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, MD 21045

May 26, 2005

Via Edgar and Facsimile

1933 Act Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler/Mr. Greg Belliston
Ph: (202) 551-3861
Fx: (202) 772-9217

Dear Mr. Riedler and Mr. Belliston,

RE:  S-3 Registration Statement/File No. 333-124425

        Pursuant to Rule 461 of the Securities Act of 1933, Hemagen Diagnostics, Inc., a Delaware corporation, hereby requests that the effective date of the Company’s Registration Statement on Form S-3, File No. 333-124425 be accelerated to, and that the Registration Statement be declared effective at 9:00 a.m. (Washington, D.C. Time) on May 27, 2005, or as soon as practical thereafter. In this connection, the Company confirms that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of securities.

        At your request, the Company also hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HEMAGEN DIAGNOSTICS, INC. BY: /s/Deborah F. Ricci —————————————— Deborah F. Ricci, Chief Financial Officer and Secretary

cc:  F. Mark Reuter, Esq.